525 Race Street

San Jose, California 95126

March 23, 2012

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director
Celeste M. Murphy, Legal Branch Chief
Reid Hooper, Attorney-Adviser
Terry French, Accountant Branch Chief
Christine Adams, Staff Accountant

Re:	Vocera Communications, Inc. Form S-1 Registration Statement originally filed August 1, 2011, as amended (Registration No. 333-175932), and corresponding Registration Statement on Form 8-A (File No. 001-35469)

Acceleration Request

Requested Date:              March 27, 2012

Requested Time:             3:30 PM Eastern Time

Ladies and Gentlemen:

Vocera Communications, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Daniel J. Winnike or Montu R. Bashambu, both of whom are attorneys with our legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•

should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Winnike at (650) 335-7657, or in his absence Mr. Bashambu at (650) 335-7670. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of such Registration Statements be sent to Fenwick & West LLP, attention: Daniel J. Winnike and Montu R. Bashambu, via facsimile to (650) 938-5200.

Sincerely,

VOCERA COMMUNICATIONS, INC.

By:	/s/ Robert J. Zollars
Robert J. Zollars
Chief Executive Officer

cc:	Jay M. Spitzen, Esq., Vocera Communications, Inc.
Daniel J. Winnike, Esq., Fenwick & West LLP
Montu R. Bashambu, Esq., Fenwick & West LLP